EXHIBIT 7.1

                                  NEWS RELEASE

June 15, 1998

Contact: Gary L. Hess, President    707/829-4600
         Tom Eakin, VP/Finance      707/829-4600

HEADLINE  VACU-DRY COMPLETES ACQUISITION OF THE BUSINESS Of MADE IN NATURE, INC.

SEBASTOPOL, CALIFORNIA Vacu-dry Company (Nasdaq: VDRY) announced today that it completed its acquisition of substantially all of the business and assets of Made In Nature, Inc., a natural foods company headquartered in San Rafael, California.

The acquisition was accomplished through a majority-owned subsidiary, Made In Nature Company, Inc. A minority interest is held by Takanashi Milk Products Company, a large Japanese dairy concern who is a licensee of the Made In Nature trademark in Japan.

Made in Nature, a pioneer in the organic foods business, is a marketer of quality organic packaged foods and beverages. The company currently markets a broad line of attractively packaged organic dried fruits and organic chilled and pasteurized fruit juices under the Made In Nature brand.

Gerald Prolman, President and founder of Made In Nature said, "This is a timely union of strengths. Made In Nature brings an established brand with organic product development and sourcing expertise to Vacu-dry. Through Vacu-dry, Made In Nature now has the necessary funding to support anticipated rapid growth."

For several years, Vacu-dry has been a primary processor of selected dried fruit for Made In Nature.

Gary Hess, President and CEO of Vacu-dry, stated that "The combined Vacu-dry and Made In Nature entity furthers Vacu-dry's involvement in the exciting and high growth organic segment of the natural foods industry. Immediate benefits are expected through administrative efficiencies. This is a natural combination of a more asset-intensive, slower growing ingredients business that has good cash flow with a faster growing non-capital intensive consumer packaged goods business that needs cash for penetration of new channels of distribution and new product introductions. The Made In Nature brand is a true gem. We are very proud to add it to our growing family of specialty food and beverage businesses."

Any forward-looking statements contained in this press release are based on assumptions believed by the Company to be reasonable and attainable, but are subject to important factors relating to the Company's operations and business environment, as detailed in the Company's Securities and Exchange Commission filings. These factors may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward looking statements and are referred to the discussion of risks and uncertainties set forth in the reports filed by the Company pursuant to the Securities Exchange Act of 1934.

Vacu-dry Company, established in 1933, is a diversified consumer packaged goods and industrial ingredients manufacturer and marketer of dried fruits, beverages and other food Products.

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